PROSPECTUS SUPPLEMENT
ISSUED MARCH 21, 2001

                              PROSPECTUS SUPPLEMENT

The attached constitutes a supplement (the "Prospectus Supplement") to that certain Prospectus dated June 29, 2000 (the "Prospectus") filed as part of the Registration Statement on Form S-3 (SEC File No. 333-39230) filed by Ticketmaster (f/k/a Ticketmaster Online--CitySearch, Inc.) with the Securities and Exchange Commission on June 28, 2000 (the "Registration Statement").

Except as specifically supplemented hereby, the Prospectus has not fundamentally changed.

This Prospectus Supplement is being filed under Rule 424(b)(3) of the Securities Act of 1933 as part of the Registration Statement.

The date of this Prospectus Supplement is March 21, 2001.

The Section of the Prospectus titled "Selling Stockholders" is hereby amended to read in its entirety as follows:

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the selling stockholders as of March 20, 2001:

                                           SHARES                       SHARES
                                         BENEFICIALLY   NUMBER OF    BENEFICIALLY
                                         OWNED PRIOR      SHARES      OWNED AFTER
        SELLING STOCKHOLDER              TO OFFERING     OFFERED       OFFERING
        -------------------              ------------    --------      ----------
Richard Tyler (1)                          697,173         697,173        -
Andrew Dreskin (2)                         359,150         359,150        -
African Media Entertainment Limited (3)    358,446         358,446        -
Edge Net Fund LLC (4)                       91,331          91,331        -
Bottom of the Hill Limited Partnership      1,100*           1,100        -
(5)
Andrew Rasiej                                 423*             423        -
Cocktail Blue LLC (6)                       2,201*           2,201        -
Doug Kaufmann (7)                           2,934*           2,934        -
Jesse Morreale (7)                          2,934*           2,934        -
Chris Swank (7)                             2,934*           2,934        -
MCP Promotions Limited (8)                  6,229*           6,229        -
Bravo Entertainment, LLP (9)                7,702*           7,702        -
Thomas Beck                                  4,161           4,161        -

                                           SHARES                       SHARES
                                         BENEFICIALLY   NUMBER OF    BENEFICIALLY
                                         OWNED PRIOR      SHARES      OWNED AFTER
        SELLING STOCKHOLDER              TO OFFERING     OFFERED       OFFERING
        -------------------              ------------    --------      ----------
Mark A. Beer                                 1,664           1,664        -
David B. Benedict                            4,161           4,161        -
Michael D. Bennis                            1,664           1,664        -
Glenn Bergoffen                              3,329           3,329        -
Leah Bergoffen
John D. Bertuzzi                             3,329           3,329        -
Lloyd C. Blankfein                          26,631          26,631        -
Richard J.F. Bronks                         13,316          13,316        -
Chris Carrera                                6,658           6,658        -
Chrystie Street Co., LLP                     3,329           3,329        -
Gary D. Cohn                                33,289          33,289        -
Edith W. Cooper                              1,664           1,664        -
R. George Cranmer                           13,316          13,316        -
Richard J. Cranmer                           6,658           6,658        -
Edwin Smith Crooks                           1,664           1,664        -
Ralph P. Davidson                            3,329           3,329        -
William D. Davis                             3,329           3,329        -
Oral Dawe                                    1,664           1,664        -
Michael Dritz                                6,658           6,658        -
Isabelle Ealet                               6,658           6,658        -
The Easterfield Trust                        6,658           6,658        -
John A. Edwards, Jr                          6,658           6,658        -
Ernest R. Esakoflos Ins. Trust               3,329           3,329        -
B.J. Fabric                                    832             832        -
Alfred Feldman                               3,329           3,329        -
Barbara Frinsch                              1,664           1,664        -
Peter Gerhard                                6,658           6,658        -
Irwin Goldberg                               1,664           1,664        -
J. Michael Gottesman                         1,664           1,664        -
J. Michael Gottesman Pension Plan and        1,664           1,664        -
Trust
Mark Greenberg                               3,329           3,329        -
Harold Greisman                              1,664           1,664        -
George Haulon                                6,658           6,658        -
Roger J. Hechstin                            1,664           1,664        -
Glenn P. Hofferber                           1,664           1,664        -
John Iglehart                                3,329           3,329        -
Thomas Iguizio                                 832             832        -
William Jiler                                1,664           1,664        -
Philip L. Kalker                             1,664           1,664        -
Michell Kirschner                            3,329           3,329        -

                                           SHARES                       SHARES
                                         BENEFICIALLY   NUMBER OF    BENEFICIALLY
                                         OWNED PRIOR      SHARES      OWNED AFTER
        SELLING STOCKHOLDER              TO OFFERING     OFFERED       OFFERING
        -------------------              ------------    --------      ----------
Anne C. Kolker                               4,993           4,993        -
Curtis S. Lane                               3,329           3,329        -
Arthur Langel                                3,329           3,329        -
Pierre F. Lapeyre, Jr                        3,329           3,329        -
Shen Hong Ho Lee                             3,329           3,329        -
David M. Leuschen                            4,993           4,993        -
William Lyga                                 1,664           1,664        -
Michael S. Marchisi                          3,329           3,329        -
John William McMahon                         6,658           6,658        -
Wilma Morse                                  1,664           1,664        -
Paul Oscher                                  1,664           1,664        -
Joseph N. Palma, Inc. Defined Benefit        1,664           1,664        -
Plan
Louis Parascondola                           3,329           3,329        -
James Pearson                                1,664           1,664        -
Harry Pierandri                              1,664           1,664        -
Edward A. Reiss, Inc Defined Benefit         1,664           1,664        -
Pension Plan
Jeffrey A. Resnick                           3,329           3,329        -
Kenneth Riso                                 1,664           1,664        -
Ivan Gallegos Rivas                          1,664           1,664        -
George Rosenfeld                             1,664           1,664        -
Lee A. Rubenstein                            3,329           3,329        -
Richard Ruzicka                              4,993           4,993        -
Paul H. Ryan                                13,316          13,316        -
Stephen Scala                                4,993           4,993        -
Donna Scala
John Sfondrini                               3,325           3,325        -
Everett A. Sheslow                           1,664           1,664        -
Armin Silbersmith                            1,664           1,664        -
Douglas Smith                                3,329           3,329        -
Richard H. Suger                             6,658           6,658        -
Trade Consultants Pension Plan               1,664           1,664        -
Charles P. Tuke                              3,329           3,329        -
Gary I. Wadler                               3,329           3,329        -
Martin J. Weinberg                           3,329           3,329        -
Elisha Wiesel                                3,329           3,329        -
Richard H. Winn                              3,329           3,329        -
Samuel W. Winn                               1,664           1,664        -
Stern, Keiser, Panken & Wohl                 3,329           3,329        -

                                           SHARES                       SHARES
                                         BENEFICIALLY   NUMBER OF    BENEFICIALLY
                                         OWNED PRIOR      SHARES      OWNED AFTER
        SELLING STOCKHOLDER              TO OFFERING     OFFERED       OFFERING
        -------------------              ------------    --------      ----------
Linda Yarden                                 1,664           1,664        -
Chris Smith
William B. Young                             1,664           1,664        -

* Designates shares of our Class B Common Stock issuable upon exercise of warrants. The warrants were originally issued by TicketWeb and assumed by us in connection with our acquisition of TicketWeb in May 2000.

         (1) Mr. Richard Tyler currently serves as a consultant to TicketWeb pursuant to a consulting agreement with TicketWeb and us. Pursuant to a lock-up arrangement, the 697,173 shares of our Class B Common Stock beneficially owned by Mr. Tyler include 192,219 shares which may not be sold by Mr. Tyler until May 26, 2001.

         (2) Mr. Andrew Dreskin currently serves as President and Chief Executive Officer of TicketWeb pursuant to an employment agreement with TicketWeb and us. Pursuant to a lock-up arrangement, the 359,150 shares of our Class B Common Stock beneficially owned by Mr. Dreskin include 99,022 shares which may not be sold by Mr. Dreskin until May 26, 2001.

         (3) Pursuant to a lock-up arrangement, the 358,446 shares of our Class B Common Stock beneficially owned by African Media Entertainment Limited include 77,173 shares which may not be sold by African Media Entertainment Limited until May 26, 2001.

         (4) Pursuant to a lock-up arrangement, the 91,331 shares of our Class B Common Stock beneficially owned by Edge Net Fund LLC may not be sold by Edge Net Fund LLC until May 26, 2001.

         (5) Pursuant to an agreement between TicketWeb and Bottom of the Hill Limited Partnership, TicketWeb has the right to act as a non-exclusive agent for the sale of tickets to Bottom of the Hill's events.

         (6) Pursuant to an agreement between TicketWeb and Cocktail Blue LLC, TicketWeb has the right to act as a non-exclusive agent for the sale of tickets to Cocktail Blue's events.

         (7) Messrs. Kaufmann, Morreale and Swank are principals of Nobody In Particular Presents (NIPP). Pursuant to an agreement between TicketWeb and NIPP, TicketWeb is the exclusive ticket seller for certain events promoted by NIPP.

         (8) Pursuant to an agreement among TicketWeb, TicketWeb (UK) Limited, a wholly-owned subsidiary of TicketWeb, and MCP Promotions Limited, TicketWeb (UK) Limited is the preferred ticket agent for all of the events promoted by MCP.

         (9) Pursuant to an agreement between TicketWeb and Bravo Entertainment, LLP, TicketWeb is the exclusive ticket seller for certain events promoted by Bravo.

         The shares described above were originally issued by us in connection with our acquisition of TicketWeb Inc. or will be issued upon the exercise of warrants which we assumed in connection with such acquisition. Our acquisition of TicketWeb is described more fully under "Prospectus Summary-Recent Developments." The shares were issued pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The shares are being registered by us pursuant to the Agreement and Plan of Merger, dated May 26, 2000, by and among us, TMCS Merger Sub, Inc., a wholly-owned subsidiary of ours, and TicketWeb Inc. Pursuant to the Agreement and Plan of Merger and Stockholder Support Agreements by and among us, TMCS Merger Sub, TicketWeb and each of Richard Tyler, Andrew Dreskin, African Media Entertainment Limited and Edge Net Fund LLC, an aggregate of 459,744 of the shares issued by us to Richard Tyler, Andrew Dreskin, African Media Entertainment Limited and Edge Net Fund LLC may not be transferred until May 26, 2001. The number of shares subject to such restrictions will be adjusted as described more fully under "Prospectus Summary - Recent Developments."

PROSPECTUS
ISSUED JUNE 29, 2000



                                1,865,434 SHARES


                      TICKETMASTER ONLINE-CITYSEARCH, INC.


                              CLASS B COMMON STOCK

                                ----------------


This prospectus relates to the public offering of 1,865,434 shares of Class B Common Stock, par value $.01 per share, of Ticketmaster Online-CitySearch, Inc. which are held by certain of our current stockholders or which will be held upon the exercise of warrants to purchase shares of our Class B Common Stock. Pursuant to an agreement among us and certain of the selling stockholders, the number of shares held by the selling stockholders and offered hereby may be adjusted prior to the time of effectiveness of the registration statement of which this prospectus forms a part. For more detailed information, see "Summary -- Recent Developments." This offering will not be underwritten.


The prices at which these stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.


Our Class B Common Stock is listed on the Nasdaq National Market under the symbol "TMCS." On June 26, 2000, the last reported sale price of our Class B Common Stock was $17.00 per share.


Investing in the Class B Common Stock involves risks. See "Risk Factors" beginning on page 6.

                                ----------------


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

                                ----------------



You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Class B Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class B Common Stock. In this prospectus, references to "Ticketmaster Online-CitySearch," "we," "us" and "our" refer to Ticketmaster Online-CitySearch, Inc. and its subsidiaries.


                  The date of this prospectus is June 29, 2000

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

                     TABLE OF CONTENTS

                                                              PAGE


PROSPECTUS SUMMARY.............................................1

THE COMPANY....................................................1

THE OFFERING...................................................4

RISK FACTORS...................................................6

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.............22

USE OF PROCEEDS...............................................23

SELLING STOCKHOLDERS..........................................23

PLAN OF DISTRIBUTION..........................................25

LEGAL MATTERS.................................................26

EXPERTS.......................................................26

WHERE YOU CAN FIND MORE INFORMATION...........................26

INCORPORATION OF DOCUMENTS BY REFERENCE.......................26

                         ----------------

                               PROSPECTUS SUMMARY

YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THE FINANCIAL STATEMENTS AND OTHER INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

                                   THE COMPANY

         Ticketmaster Online-CitySearch, Inc. is a leading local portal and electronic commerce company that provides in-depth local content and services to help people get things done online. We offer practical tools for living that make the Internet an important part of people's everyday lives. Our principal operations are online city guides, online ticketing and online personals. Our family of Web sites includes citysearch.com, ticketmaster.com, match.com, museumtix.com, ticketweb.com, cityauction.com, astroabby.com and livedaily.com, among others. In September 1998, our company was created by combining CitySearch, Inc. and Ticketmaster Multimedia Holdings, Inc. (Ticketmaster Online), then a wholly-owned online subsidiary of Ticketmaster Corporation, to create Ticketmaster Online-CitySearch, a leading provider of local city guides, local advertising and live event ticketing on the Internet.


         CitySearch was incorporated in September 1995 and launched its first local city guide in May 1996. Ticketmaster Online was formed in 1993 to administer the online business of Ticketmaster Corporation and began selling live event tickets and related merchandise online in November 1996. Subject to specified limitations, our ticketmaster.com service is the exclusive agent of Ticketmaster Corporation for the online sale of tickets to live events presented by Ticketmaster Corporation's clients.


         In 1999, we acquired CityAuction, Inc. (cityauction.com), an online auction company, Match.com, Inc. (match.com) and Web Media Ventures, LLC (d/b/a One & Only Network), which are both online personals services, and astroabby.com, an online horoscope service. We are continuing to grow each of these operations in their own right and we are also integrating their services with our citysearch.com city guides. In addition, in 1999, we acquired the arts and entertainment portion of The Microsoft Network (MSN) Sidewalk (sidewalk.com) city guides, significantly expanding the reach of our citysearch.com city guides. We have integrated the Sidewalk city guides with the citysearch.com city guides to create a nationwide network. In January 2000, we acquired 2b Technology, Inc., a Richmond, Virginia based visitor management software developer and offline and online ticketing company targeted at venues such as higher volume museums, cultural institutions and historic sites. In May 2000, we acquired TicketWeb Inc., a ticketing company whose browser-based ticketing software allows venues and event promoters, including symphony concerts, clubs, museum exhibitions, amusement parks and film festivals, to perform box-office operations remotely, over the Internet. We intend to continue to make strategic acquisitions as appropriate opportunities become available.

         Our portfolio of Web sites includes: citysearch.com, ticketmaster.com, match.com, museumtix.com, ticketweb.com, cityauction.com, livedaily.com, astroabby.com and jobs.citysearch.com, which are described in more detail below.


         - CITYSEARCH.COM is a network of local portal city guide sites that offer primarily original local content for major U.S. and foreign cities as well as practical transactional tools to get things done online. The city guides provide up-to-date, locally produced information about a city's arts and entertainment events, bars and restaurants, recreation, community activities and businesses (shopping and professional services), as well as local news, sports and weather updates. citysearch.com city guides also let people act on what they learn by supporting online business transactions, including ticketing, reservations, auctions, matchmaking, merchandise sales and classifieds. With our recent acquisition of the arts and entertainment portion of the MSN Sidewalk (sidewalk.com) city guides, citysearch.com now reaches more than 70 cities worldwide.TICKETMASTER.COM is the leading online ticketing site and live event portal. Through our exclusive arrangement with Ticketmaster Corporation, ticketmaster.com provides tickets for more than 100 professional sports franchises and more than 3,750 leading arenas, stadiums, performing arts venues and theaters. The site also offers in-context, entertainment-related merchandise, including CDs, apparel and memorabilia through STORE.TICKETMASTER.COM.


         - TICKETMASTER.COM is the leading online ticketing site and live event portal. Through our exclusive arrangement with Ticketmaster Corporation, ticketmaster.com provides tickets for more than 100 professional sports franchises and more than 3,750 leading arenas, stadiums, performing arts venues and theaters. The site also offers in-context, entertainment-related merchandise, including CDs, apparel and memorabilia through STORE.TICKETMASTER.COM.


         - MATCH.COM is a leading online matchmaking and dating service which offers single adults a convenient, fun and private environment for meeting other singles. In combination with the One & Only Network, another online personals company we acquired in 1999 and which we are integrating with match.com (the combined operations to be called match.com), match.com has more than 4 million user registrations and approximately 560,000 active users, generating more than 100 million monthly page views. In addition, as part of our recent transaction with Microsoft, match.com has become the premier provider of online personals and matchmaking services on The Microsoft Network (MSN).


         - MUSEUMTIX.COM is 2b Technology's online ticketing site, providing information and ticketing for cultural institutions and other venues, including museums, zoos, aquariums and planetariums.


         - TICKETWEB.COM is TicketWeb's online ticketing site, allowing users to purchase tickets for events and venues including museums, amusement parks, festivals, local clubs, symphony concerts and zoos. TicketWeb's browser-based ticketing software allows clients to manage the sale of their tickets remotely from a home or office computer.

         - CITYAUCTION.COM is a person-to-person online auction service that provides a local resource for online auctions. In addition to national and regional auctions, cityauction.com lets users post and search for items in their own locality, allowing them to trade items that would be considered too valuable or difficult to transport, such as televisions or furniture. Cityauction.com is a member of the FairMarket, Inc. network of auction sites. Buyers and sellers using cityauction.com have access to all of the auctions listed in the FairMarket network of auction sites, including listings from users of many of the largest internet portal Web sites.


         - LIVEDAILY.COM is our daily online live entertainment news webzine that offers music fans daily concert and music news, tour announcements, reviews, interviews and exclusive national ticketing information. livedaily.com users benefit from direct connections to our ticket distribution network at ticketmaster.com and local music information via citysearch.com's growing network of city guides.


         - ASTROABBY.COM is an entertaining and informative horoscope site that provides free weekly and monthly astrology forecasts, as well as astrology advice.


         - JOBS.CITYSEARCH.COM is our online source of employment classifieds and specialists that can be viewed by city to make job searching efficient and effective.


         We have two classes of authorized Common Stock outstanding, Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are substantially identical, except with respect to voting, conversion and transfer. Except as otherwise required by applicable law, each share of Class A Common Stock entitles its holder to 15 votes and each share of Class B Common Stock entitles its holder to one vote on all matters submitted to a vote or for the consent of stockholders. Except as otherwise required by applicable law, the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a vote or for the consent of stockholders. We have also authorized Class C Common Stock which is nonvoting and of which no shares are issued and outstanding.


         We are currently a direct, majority-owned subsidiary of Ticketmaster Corporation, an Illinois corporation, which is an indirect, wholly-owned subsidiary of USA Networks, Inc., a Delaware corporation, which is referred to in this prospectus as USAi. USAi beneficially owns 43,782,544 shares, or approximately 49.9%, of our total outstanding Common Stock, representing approximately 82.3% of the total voting power of the outstanding Common Stock.


         Our principal executive offices are located at 790 E. Colorado Boulevard, Suite 200, Pasadena, California 91101, and our telephone number at that address is (626) 405-0050.

                               RECENT DEVELOPMENTS


         On May 26, 2000, we acquired all of the outstanding shares of capital stock of TicketWeb Inc., a Delaware corporation, for a purchase price of approximately $35.2 million, including the assumption of options and warrants previously issued by TicketWeb. At the closing, we issued 1,845,439 shares of Class B Common Stock to certain of the former stockholders of TicketWeb, representing a value of approximately $32.7 million based upon the average of the closing price of our Class B Common Stock on the Nasdaq National Market for the seven trading days ended May 24, 2000, which average was $17.72. We paid cash to the remaining former stockholders of TicketWeb. We also assumed certain existing warrants and options previously issued by TicketWeb. As of May 31, 2000, there were 25,196 shares of our Class B Common Stock issuable upon exercise of those warrants. The number of shares issued at closing and the number of shares issuable upon exercise of the options and warrants we assumed was subject to adjustment based on the average of the closing price of our Class B Common Stock on the Nasdaq National Market for the seven trading days ended two days prior to the filing of the request for acceleration of effectiveness of the registration statement of which this prospectus forms a part; provided that the per share price used to calculate the adjustment could not be greater than $19.50 nor less than $15.95, which were the maximum and minimum share prices to be used in the adjustment as agreed by us and TicketWeb. Pursuant to such adjustment, on June 27, 2000, we issued an additional 1,262 shares of Class B Common Stock to the former warrant holders of TicketWeb and 6,493 shares of the Class B Common Stock issued to the former stockholders of TicketWeb at closing were cancelled. We are registering hereby the 1,865,434 shares of Class B Common Stock issued to the former warrant holders and stockholders of TicketWeb at closing and subject to the post-closing adjustment. We will register the sale of the shares of Class B Common Stock underlying the options we assumed in connection with the acquisition of TicketWeb pursuant to a separate Registration Statement on Form S-8.


                                  THE OFFERING

THE FOLLOWING SUMMARIZES THE SELLING STOCKHOLDERS' OFFERING OF OUR CLASS B COMMON STOCK.


Class B Common Stock to be offered
by the selling stockholders................................................  1,865,434 shares

Common Stock to be outstanding after the offering:

         Class A Common Stock..............................................  49,143,987 shares

         Class B Common Stock..............................................  38,598,207 shares

         Total Common Stock................................................  87,742,194 shares

Use of Proceeds............................................................  We will not receive any proceeds from the sale of the shares.

Nasdaq National Market Symbol..............................................  TMCS



         The information concerning outstanding Common Stock above is as of June 27, 2000. Each share of Class A Common Stock automatically converts into one share of Class B Common Stock upon transfer to anyone other than another holder of Class A Common Stock.

         Unless otherwise stated, all information contained in this prospectus excludes:


         (1) 1,444,870 shares of Class A Common Stock issuable upon the exercise of options outstanding at May 31, 2000 at a weighted average price of $4.99 per share under our 1996 Stock Plan;


         (2) 2,839,384 shares of Class B Common Stock issuable upon the exercise of options outstanding at May 31, 2000 at a weighted average price of $27.89 per share under our 1998 Stock Plan;


         (3) 5,287,458 shares of Class B Common Stock issuable upon the exercise of options outstanding at May 31, 2000 at a weighted average price of $30.34 per share under our 1999 Stock Plan;



         (4) 130,590 shares of Class B Common Stock issuable upon the exercise of options outstanding at June 27, 2000 under TicketWeb's 2000 Stock Plan, which we assumed in connection with our acquisition of TicketWeb;



         (5) an aggregate of 2,711,726 shares of Class B Common Stock available for future grant or issuance as of May 31, 2000 under our 1998 Stock Plan, our 1999 Stock Plan and our 1998 Employee Stock Purchase Plan; and


         (6) 4,500,000 shares of Class B Common Stock issuable upon the exercise of warrants issued to Microsoft Corporation in connection with our acquisition of the assets of Sidewalk.com. The price per share with respect to 1,500,000 of such shares is $60 per share. The price per share with respect to the remaining 3,000,000 of such shares is $30, subject to reduction by $1/16 for each $1/16 by which the fair market value of a share of Class B Common Stock exceeds $30.

                                  RISK FACTORS

         An investment in our Class B Common Stock offering is very risky. You should carefully consider the following risk factors in addition to the remainder of this prospectus before purchasing the Class B Common Stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Many factors, including those described below, may cause actual results to differ materially from anticipated results.


WE HAVE A HISTORY OF LOSSES, WE EXPECT FUTURE LOSSES AND WE CANNOT ASSURE YOU THAT WE WILL ACHIEVE OR MAINTAIN PROFITABILITY.

         We incurred net losses of $17.2 million, $121.4 million and $48.6 million for the eleven months ended December 31, 1998, the year ended December 31, 1999 and the quarter ended March 31, 2000, respectively. We expect to expend significant financial and management resources on site and content development on our citysearch.com, cityauction.com, match.com, ticketmaster.com, museumtix.com and ticketweb.com sites, integration of the citysearch.com, cityauction.com, match.com, One & Only Network, ticketmaster.com, 2b Technology and TicketWeb services, strategic relationships, technology and operating infrastructure. As a result, we expect to incur significant additional losses and continued negative cash flow from operations for the foreseeable future.

         We believe that our future profitability and success will depend in large part on, among other things:

              - our ability to generate sufficient revenues from online ticketing, online matchmaking, sales of our Web sites to businesses and from the licensing of our technology and business systems to partners setting up our services in partner-led markets;

              - the ability of Ticketmaster Corporation to maintain existing relationships and enter into new relationships with live event venues, sports franchises, promoters and other clients for which it sells live event tickets;

              - the ability of Ticketmaster Corporation to obtain or retain for us the right to sell live event tickets and related merchandise online;

              - our ability to successfully enter into new strategic relationships for distribution and increased usage of our services;

              -   our ability to provide superior customer service;

              - our ability to continue to develop and upgrade our technologies and commercialize our services incorporating these technologies; and

              - and our ability to generate sufficient online traffic and sales volume to achieve profitability.

         As a result of the merger of Ticketmaster Online and CitySearch in September 1998, we recorded a significant amount of goodwill which will adversely affect our earnings and profitability for the foreseeable future. We recorded an aggregate of $315.0 million of goodwill and other intangibles, $154.8 million of which related to the transaction in which Ticketmaster Group, Inc. became a wholly-owned subsidiary of USAi, and is to be amortized through 2008, and $160.2 million of which related directly to the merger of Ticketmaster Online and CitySearch and is to be amortized through 2003. In addition, our acquisitions of cityauction.com, match.com and One & Only resulted in an aggregate of $107.1 million in goodwill which will be amortized through 2004. Our acquisitions of 2b Technology, Inc. is expected to result in goodwill in an amount approximating the purchase price that will be amortized through 2005.

To the extent the amount of recorded goodwill is increased or we have future losses and are unable to demonstrate our ability to recover the amount of goodwill recorded during these time periods, the period of amortization could be shortened, which may further increase annual amortization charges. In this case, our business, financial condition and results of operations could be materially and adversely affected. In addition, our acquisition of the Sidewalk assets resulted in $333.5 million of amortizable allocated value to the assets, which will be amortized over five years.

OUR ONLINE TICKETING SERVICE IS DEPENDENT UPON OUR RELATIONSHIP WITH TICKETMASTER CORPORATION.

         In connection with the merger of CitySearch and Ticketmaster Online, Ticketmaster Online, Ticketmaster Corporation and USAi entered into a license agreement which designates, subject to certain limitations, Ticketmaster Online (ticketmaster.com) as Ticketmaster Corporation's exclusive agent for online live event ticket sales and as its non-exclusive agent for the online sale of merchandise.


         For the foreseeable future, we anticipate that a substantial portion of our revenues will be derived from the online sale of tickets. We also expect that we will continue to derive a substantial portion of our revenues from per ticket convenience charges and per order handling charges paid by consumers in connection with online purchases of tickets to live events presented or promoted by clients of Ticketmaster Corporation. We do not have contractual relationships with the entities for which our ticketmaster.com service sells tickets as Ticketmaster Corporation's agent and we are restricted under the license agreement from having such relationships, whether with current Ticketmaster Corporation clients or its potential clients. Accordingly, our future revenues and business success are dependent on Ticketmaster Corporation's ability to maintain and renew relationships with its existing clients and to establish relationships with additional clients.


         For the year ended December 31, 1999, Ticketmaster Corporation processed ticket sales for over 3,750 clients. Approximately 20% of Ticketmaster Corporation's client contracts are subject to renewal each year. We are dependent upon Ticketmaster Corporation's ability to enter into and maintain client contracts on terms that are favorable to Ticketmaster Corporation and our ticketmaster.com service. There can be no assurance that Ticketmaster Corporation will be able to enter into or maintain client contracts on such terms.


         All of our online ticket sales, other than sales through TicketWeb and 2b Technology, are processed through Ticketmaster Corporation's systems. Under the license agreement, Ticketmaster Corporation is generally obligated to provide order fulfillment services at least at the same level as such services were generally provided as of the date of the license agreement. The license agreement obligates Ticketmaster Corporation to process a specified number of tickets sold online each year through December 31, 2001. As a result, our future online ticketing revenues are dependent upon Ticketmaster Corporation's ability to process online ticket sales in an accurate and timely manner. While we believe that, due to our perpetual right to serve as Ticketmaster Corporation's exclusive agent for online live event ticket sales, Ticketmaster Corporation has a substantial interest in its relationship with us, there can be no assurance that Ticketmaster Corporation will provide fulfillment services to us in excess of the requirements of the license agreement and, in particular, after December 31, 2001.


         Our ability to generate ticket and merchandise sales on our ticketmaster.com Web site is also dependent in part on Ticketmaster Corporation's ability to maintain and enhance the Ticketmaster brand name. Any failure on the part of Ticketmaster Corporation to maintain its existing base of clients, to establish relationships with new clients upon terms favorable to our ticketmaster.com service, to obtain or retain for us the right to sell tickets and merchandise online for Ticketmaster Corporation's clients, to process our online ticket sales in a timely and accurate manner or at levels necessary to support our business or to maintain and enhance the Ticketmaster brand name would have a material adverse effect on our business, financial condition and results of operations.

WE ARE CONTROLLED BY USAi.

         We are currently a direct, majority-owned subsidiary of Ticketmaster Corporation, which is an indirect wholly-owned subsidiary of USAi. As of May 31, 2000, USAi owned approximately 49.9% of our total outstanding Common Stock, representing approximately 82.3% of the total voting power of our total outstanding Common Stock. As a result of its ownership of Class A Common Stock, USAi generally has the ability to control the outcome of any matter submitted for the vote or consent of our stockholders, except where a separate vote of the holders of Class B Common Stock is required by Delaware law. Subject to applicable Delaware law, USAi is generally not restricted with regard to its ability to control the election of our directors, to cause the amendment of our Amended and Restated Certificate of Incorporation, or generally to exercise a controlling influence over our business and affairs. This control relationship may have the effect of delaying or preventing a change in control of our company and might adversely affect the market price of the Class B Common Stock.


         Subject to applicable Delaware law, USAi could elect to sell all or a substantial portion of its equity interest in us to a third party, which would represent a controlling or substantial interest in us, without offering to our other stockholders the opportunity to participate in such a transaction. In the event of a sale of USAi's interest to a third party, that third party may be able to control us in the manner that USAi is able to control us, including the ability to control the election of directors.


         USAi is currently controlled by Barry Diller, who is also a director of our company. Mr. Diller is the Chairman and Chief Executive Officer of USAi. Under stockholder and governance agreements with Liberty Media Corporation and Universal Studios, Inc., two other significant USAi stockholders, Mr. Diller generally has the right to control the outcome of any matter requiring the approval of USAi stockholders, other than with respect to specified fundamental changes relating to USAi or its subsidiaries. To engage in these fundamental changes, the approval of each of Mr. Diller, Liberty Media and Universal Studios is generally required. Copies of the governance and stockholders agreements among USAi, Universal Studios, Liberty Media and Mr. Diller have been filed with the Securities and Exchange Commission as Appendices B and C, respectively, to USAi's Definitive Proxy Statement, dated January 12, 1998 and are available from the SEC. Mr. Diller does not have an employment agreement with USAi, although he has been granted options to purchase a substantial number of shares of USAi common stock. The vesting of the unvested portion of these options, which should occur in the next two years, is conditioned on Mr. Diller remaining at USAi. If Mr. Diller no longer serves in his positions at USAi, generally Universal Studios and Liberty Media will be able to control USAi. Any change in the governance, management, operations or business of USAi could have a material adverse effect on our relationship with USAi and Ticketmaster Corporation, and could materially and adversely affect our business, financial condition and results of operations.


CONFLICTS OF INTEREST MAY ARISE BETWEEN TICKETMASTER ONLINE-CITYSEARCH AND USAi.

         Conflicts of interest may arise between us, including our ticketmaster.com service, on the one hand, and USAi and its affiliates, including Ticketmaster Corporation, on the other hand, in areas relating to past, ongoing and future relationships and other matters. These also include:


              -   corporate opportunities;

              -   indemnity arrangements;

              -   tax and intellectual property matters;

              -   potential acquisitions or financing transactions;

              - sales or other dispositions by USAi of shares of our Class A Common Stock held by it; and

              - the exercise by USAi of its ability to control our management and affairs.

         These conflicts also may include disagreements regarding our license agreement with Ticketmaster Corporation, including possible amendments to, or waivers of provisions of, the agreement. Due to USAi's ability to control our board of directors and subject to Delaware law, USAi may be able to effect amendments without seeking the approval of any other party. These amendments, modifications or waivers may adversely affect our business, financial condition and results of operations.


         Ownership interests of our directors or officers in the USAi common stock, or service as both a director or officer of us and a director, officer or employee of USAi, could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and USAi. Several of the members of our board of directors are also directors, officers or employees of USAi.


         In addition, USAi is engaged in a diverse range of media and entertainment-related businesses, including businesses engaged in electronic and online commerce including Home Shopping Network and its USA Interactive business. These businesses may have interests that conflict or compete in some manner with our business. Subject to applicable Delaware law, USAi is under no obligation, and has not indicated any intention, to share any future business opportunities available to it with us except as expressly provided by our license agreement with Ticketmaster Corporation. Our Amended and Restated Certificate of Incorporation also includes provisions which provide that:


              - USAi shall have no duty to refrain from engaging in the same or similar activities or lines of our business, thereby competing with us;

              - USAi, its officers, directors and employees shall not be liable to us or our stockholders for breach of any fiduciary duty by reason of any activities of USAi in competition with us; and

              - USAi shall have no duty to communicate or offer corporate opportunities to us and shall not be liable for breach of any fiduciary duty as a stockholder of us in connection with these opportunities, provided that the relevant procedures set forth in our Amended and Restated Certificate of Incorporation are followed.

         There can be no assurance that any conflicts that may arise between us and USAi, any loss of a corporate opportunity to USAi that might otherwise be available to us, or any engagement by USAi in any activity that is similar to our business will not have a material adverse effect on our business, financial condition and results of operations or our other stockholders.


USAi MAY SELL A SIGNIFICANT PORTION OF OUR COMMON STOCK THAT IT OWNS WHICH COULD ADVERSELY EFFECT THE PRICE OF OUR STOCK.

         Subject to applicable federal securities laws, USAi may sell a significant portion of the shares of Class A Common Stock beneficially owned by it or distribute any or all of its shares of Class A Common Stock to its stockholders. At May 31, 2000, USAi's holdings represented approximately 49.9% of the outstanding Common Stock, representing approximately 82.3% of the voting power of our total outstanding Common Stock. Pursuant to our Amended and Restated Certificate of Incorporation, each share of Class A Common Stock will generally be converted automatically into one share of Class B Common Stock upon any transfer by the initial registered holder. Any sales or distributions by USAi of substantial amounts of Common Stock in the public market or to its stockholders, or the perception that these sales or distributions could occur, could adversely affect the prevailing market prices for our Class B Common Stock. USAi is not subject to any obligation to retain any portion of its controlling interest in us. We have not granted to USAi any registration rights with respect to the shares of our Common Stock owned by it.

WE MAY HAVE FUTURE CAPITAL NEEDS AND MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING ON ACCEPTABLE TERMS.

         We expect to continue to experience significant negative cash flow from operations for the foreseeable future. USAi has no obligation or agreement to provide any future capital or other funding to us. We may be required to raise additional funds at some point in the future. If additional funds are raised through the issuance of equity securities, our stockholders may experience significant dilution. Furthermore, there can be no assurance that additional financing will be available when needed or that if available, such financing will include terms favorable to our stockholders or us. If this financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our services, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations.


OUR TURNOVER RATE OF BUSINESS CUSTOMERS FOR THE CITYSEARCH.COM SERVICE IS HIGHER THAN WE INITIALLY HAD ANTICIPATED AND, IF IT DOES NOT IMPROVE, OUR CITYSEARCH.COM SERVICE WILL SUFFER.

         The turnover rate of business customers using our citysearch.com service has been higher than we had anticipated, and we cannot provide assurance that turnover rates will decrease and will not in the future materially and adversely affect our business, financial condition and results of operations. Specifically, the turnover rate has been higher than we expected due to several factors, including:


              - our early belief that our services would be suited to a broader base of business customers;

              - the challenges of proving advertising value to a broad range of small businesses that may not have significant experience with online services;

              - our continuing refinements to our sales, production and customer service processes to meet the needs of our business customers; and

              - our initial underestimation of the need for continuous marketing support of our business customers.

         We cannot provide assurance that businesses will elect to outsource the design, development and maintenance of their Web sites to services such as citysearch.com. Businesses may elect to perform such tasks internally, particularly if third-party providers of such services prove to be unreliable, ineffective, too expensive or if software companies offer user-friendly and cost-effective tools for such purpose. In the event that a significant number of businesses internalize tasks, our business, financial condition and results of operations could be materially and adversely affected.


OUR TICKETMASTER.COM SERVICE ALSO RELIES ON STRATEGIC RELATIONSHIPS.

         Our ticketmaster.com service is to an extent dependent on its and Ticketmaster Corporation's relationships with certain strategic partners relating to the sharing of certain ticketmaster.com Web site and user links. We hope to derive significant benefits, including increased revenues and consumer awareness, from these relationships. The arrangements also include, in certain cases, non-competition provisions that restrict our ability to engage in similar activities on our own or with other partners. There can be no assurance that these relationships will continue, that the relationships will be successful in any respect or that we will be able to find suitable additional or replacement strategic partners. The failure of these relationships could have a material adverse effect on our business, financial condition and results of operations.

A SHORTAGE OF TRAINED SALES PERSONNEL WOULD LIMIT OUR ABILITY TO SELL OUR SERVICES.

         We currently derive and, for the foreseeable future, intend to derive a substantial portion of our revenues from sales of business Web sites to local businesses in markets in which we own and operate citysearch.com city guides. We depend on our direct sales force to sell business Web sites in these markets. The creation of new revenue from citysearch.com's city guide service and our roll-out in additional cities requires the services of a highly trained sales force working directly for us. Accordingly, a shortage in the number of trained salespeople could limit our ability to sell business Web sites as we roll out our service in new cities or to maintain or increase our number of business customers in cities in which we already operate. We have in the past and expect in the future to experience a high rate of turnover in our direct sales force. There can be no assurance that turnover will not increase in the future or have a material adverse effect on our sales, which could have a material adverse effect on our business, financial condition and results of operations.


         In addition, we currently derive a portion of our ticketmaster.com revenues from the sale of banner advertising and sponsorships. A shortage in the number of trained salespeople could limit our ability to sell additional banner advertising or sponsorships or renew existing sponsorship or advertising relationships, which could have a material adverse effect on our business, financial condition and results of operations.


WE DEPEND ON KEY PERSONNEL AND NEED TO HIRE ADDITIONAL QUALIFIED PERSONNEL.

         Our success depends to a significant degree upon the continued contributions of our executive management team, including Charles Conn, our Chairman, John Pleasants, our President and Chief Executive Officer, and Dan Marriott, our Executive Vice President, Corporate Strategy and Development. The loss of the services of Messrs. Conn, Pleasants, Marriott or other members of our management team could have a material adverse effect on our business, financial condition and results of operations. In addition, the ticketmaster.com service has been managed historically by the management of Ticketmaster Corporation. Our success will depend upon a successful completion of the transition of the ticketmaster.com management responsibility to our senior management team.


         Our employees, including our senior officers, may voluntarily terminate their employment with us at any time, and competition for qualified employees is intense. Our success also depends upon our ability to attract and retain additional highly qualified management, technical and sales and marketing personnel. The process of locating and hiring such personnel with the combination of skills and attributes required to carry out our strategy is often lengthy. The loss of the services of key personnel or the inability to attract additional qualified personnel could have a material adverse effect on our business, financial condition and results of operations.


WE MUST MAINTAIN AND PROMOTE OUR BRANDS TO BE SUCCESSFUL.

         We believe that maintaining and promoting the citysearch.com and match.com brands and, to a lesser extent, the cityauction.com, ticketweb.com, and museumtix.com brands, are critical to our efforts to attract consumers and business customers to our sites. We also believe that the importance of brand recognition will increase due to the growing number of Internet sites and relatively low barriers to entry to providing Internet content. Promotion of our brands will depend largely on our success, and, to a lesser extent, the success of our media company partners, in providing high quality Internet content.


         Under the terms of our agreements with media company partners, we have very limited control over the content provided on the citysearch.com partners' sites. If consumers and business customers do not perceive the content of our or our partners' existing sites to be of high quality, we may be unsuccessful in promoting and maintaining the citysearch.com brand. Furthermore, not all of our partners promote the citysearch.com brand on their services with a high level of prominence. In addition, users accessing partner-led market sites that contain different interfaces from our owned and operated sites may be confused by the differences in interface or navigation, and this confusion may inhibit our ability to develop our brand and network.


         In order to attract and retain consumers and business customers, and to promote our brands in response to competitive pressures, we have found it necessary to increase our budget for content and to increase substantially our financial commitment to creating and maintaining a distinct brand loyalty among consumers and business customers. If either we or our media company partners are unable to provide high quality content or otherwise fail to promote and maintain our brands or if we incur excessive expenses in an attempt to improve our content or promote and maintain our brands, our business, financial condition and results of operations could be materially and adversely affected.


OUR FIXED PRICE CONTRACTS EXPOSE US TO COST OVERRUNS AND OTHER RISKS.

         The services we offer to citysearch.com business customers typically consist of the design, implementation, hosting and maintenance of customized Web sites, for which the customers are billed on a fixed-price basis, consisting of an up-front fee and monthly fees. Our failure to estimate accurately the resources and time required for providing such services, to manage client expectations effectively regarding the scope of services to be delivered for the estimated fees or to complete the services within budget, on time and to clients' satisfaction would expose us to risks associated with cost overruns and customer dissatisfaction.


THE MARKETS IN WHICH WE SELL OUR SERVICES ARE INTENSELY COMPETITIVE AND OUR BUSINESS WOULD BE ADVERSELY AFFECTED IF WE FAIL TO GROW OUR MARKET SHARE OR OTHERWISE FAIL TO SUCCESSFULLY COMPETE IN THESE MARKETS.

         The markets for local interactive content and services, the selling of live event tickets and related merchandise and our other services are highly competitive and diverse. citysearch.com's primary competitors include Digital City, Inc., a company wholly owned by America Online, Inc., Tribune Company, Cox Interactive and Knight Ridder's Real Cities. citysearch.com also competes with numerous search engines and other site aggregation companies, media, telecommunications and cable companies, Internet service providers and niche competitors which focus on a specific category or geography and compete with specific content offerings provided by us. Furthermore, additional major media and other companies with financial and other resources greater than ours may introduce new Internet products addressing the local interactive content and service market in the future.


         The online services of Ticketmaster Corporation, ticketmaster.com, 2b Technology and TicketWeb compete with event facilities and promoters that handle their own ticket sales and distribution through online and other distribution channels, live event automated ticketing companies with Web sites which may or may not currently offer online transactional capabilities and certain Web-based live event ticketing companies which conduct business online, including Tickets.com. In certain specific geographic regions, including certain of the local markets in which citysearch.com provides or intends to provide our local city guide service, one or more of Ticketmaster Corporation's, ticketmaster.com's, 2b Technology's and TicketWeb's competitors may serve as the primary ticketing service in the region. We believe that our online ticketing service will experience significant difficulty in establishing a significant online presence in such regions and, as a result, any local city guide for such a region may be unable to provide significant ticketing capabilities. In addition, there can be no assurance that one or more of these regional automated ticketing companies will not expand into other regions or nationally, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, substantially all of the tickets sold through our ticketmaster.com Web site are also sold by Ticketmaster Corporation by telephone and through independent retail outlets. These sales by Ticketmaster Corporation could have a material adverse effect on our online sales, and as a result, on our business, financial condition and results of operations.


         The online dating services market is very competitive. match.com's and One & Only Network's primary competitors include FriendFinder, Inc. and Matchmaker.com, Inc., both of whom charge subscribers fees for use of their services. In addition, match.com and One & Only Network face significant competition from online dating services which are free to subscribers and which are offered by most major portal sites, including
Yahoo! Inc., Excite Inc. and America Online, Inc., among others.

         We believe that the principal competitive factors for all our services include:


              -   depth, quality and comprehensiveness of content;

              -   ease of use;

              -   distribution;

              -   search capability; and

              -   brand recognition.

         Many of our competitors have greater financial and marketing resources than we and may have significant competitive advantages through other lines of business and existing business relationships. There can be no assurance that we will be able to successfully compete against our current or future competitors or that competition will not have a material adverse effect on our business, financial condition and results of operations. Furthermore, as a strategic response to changes in the competitive environment, we may make certain pricing, servicing or marketing decisions or enter into acquisitions or new ventures that could have a material adverse effect on our business, financial condition and results of operations.


WE NEED TO SUCCESSFULLY INTRODUCE NEW SERVICES TO GROW OUR BUSINESS.

         We expect to continue to introduce new and expanded services in order to generate additional revenues, attract more businesses and consumers, and respond to competition. We also offer services facilitating the purchase of goods by consumers from citysearch.com's business customers or others. A key element of our strategy is to technologically enable our city guides so that consumers and our business customers can buy and sell goods and services online through our city guides. We have limited experience in building e-commerce functionality with our city guides. There can be no assurance that we will be able to offer e-commerce or other new services in a cost-effective or timely manner or that our efforts would be successful. Furthermore, any new service launched by us that is not favorably received by consumers could damage our reputation or our brand names. Expansion of our services in this manner would also require significant additional expenses and development and may strain our management, financial and operational resources. If we do not generate revenues from expanded services sufficient to offset their costs, our business would suffer.


WE HAVE RECENTLY EXPERIENCED AND ARE CURRENTLY EXPERIENCING RAPID GROWTH AND OUR INABILITY TO MANAGE THIS GROWTH COULD HARM OUR BUSINESS.

         Our businesses have grown rapidly in recent periods. The growth of these businesses and expansion of our consumer bases have placed a significant strain on our management and operations. The growth of our businesses has resulted, and is expected in the future to result, in the growth in the number of our employees, in the establishment of offices in disparate regions of the country and in increased responsibility for both existing and new management personnel. In addition, this growth has and will put additional pressure on existing operational, financial and management information systems. Our success will depend to a significant extent on the ability of our executive officers and other members of senior management to operate effectively, both independently and as a group. To manage our growth, we must continue to implement and improve operational, financial and management information systems and hire and train additional qualified personnel, including sales and marketing staff. There can be no assurance that we will be able to manage recent or any future expansions successfully, and any failure by us to do so could have a material adverse effect on our business, financial condition and results of operations. There also can be no assurance that our citysearch.com, cityauction.com, match.com (including the One & Only Network), ticketmaster.com, 2b Technology or ticketweb.com services will be able to sustain the rate of expansion that each has experienced in the past.


OUR SERVICES ARE SUBSTANTIALLY DEPENDENT ON OUR ABILITY TO CONTINUE TO DEVELOP COMPELLING CONTENT.

         Our success depends in part upon our ability to deliver compelling interactive content on our citysearch.com service, such as local events information, recreation, business, shopping, professional services and news/sports/weather and online ticketing services. We need to develop this content in order to attract consumers with demographic characteristics valuable to citysearch.com's business customers. Our success also depends on our ability to develop and integrate compelling content with existing ticketing capabilities on our ticketmaster.com, museumtix.com and ticketweb.com Web sites.

         There can be no assurance that we will be successful in developing new content and services or enhancing citysearch.com's existing local city guide service, or the ticketmaster.com, 2b Technology, ticketweb.com, cityauction.com, match.com or One & Only Network services on a timely basis, or that such content and services will effectively address consumer requirements and achieve market acceptance. If we, for technological or other reasons, are unable to develop and enhance our local interactive content and services in a manner compatible with emerging industry standards and that allows us to attract, retain and expand a consumer base possessing demographic characteristics attractive to citysearch.com's business customers, ticketmaster.com's advertisers and sponsors, and cityauction.com's, match.com's and One & Only Network's users, our business, financial condition and results of operations would be materially and adversely affected.


OUR PLANS TO EXPAND INTERNATIONALLY WILL REQUIRE US TO DEVELOP LOCALIZED VERSIONS OF OUR SITES AND ADDRESS OTHER RISKS OF OPERATING INTERNATIONALLY.

         A key component of our strategy is to continue to expand our services into international markets. We expect to expend significant financial and management resources to operate overseas and, with respect to the citysearch.com service, create localized user interfaces through the launch of additional partner-led markets. We believe Ticketmaster Corporation intends to continue to expand its operations outside of the United States, which will require additional resources from our ticketmaster.com service to the extent it distributes tickets online in those markets. If the revenues generated by these international operations are insufficient to offset the expense of establishing and maintaining such operations, our business, financial condition and results of operations will be materially and adversely affected. There can be no assurance that our partners or we will be able to successfully market or sell our services in these international markets. In addition to the uncertainty as to our ability to expand our international presence, there are certain risks inherent in conducting business on an international level, such as:


              - unexpected changes in regulatory requirements, tariffs and other trade barriers;

              -   difficulties in staffing and managing foreign operations;

              -   political instability;

              -   currency rate fluctuations; and

              -   potentially adverse tax consequences.

         There can be no assurance that one or more of the foregoing factors will not have a material adverse effect on our current and future international operations and, consequently, on our business, financial condition and results of operations.

OUR BUSINESS RELIES ON THE PERFORMANCE OF OUR SYSTEMS AND THE PERFORMANCE AND AVAILABILITY OF THIRD PARTY SYSTEMS.

         The satisfactory performance, reliability and availability of our city guides, online ticketing services, auction services, Internet personals services and our network infrastructures are critical to attracting Web users and maintaining relationships with business customers and consumers. System interruptions that result in the unavailability of sites or slower response times for consumers would reduce the number of business Web sites and advertisements purchased and reduce the attractiveness of our citysearch.com local city guides, cityauction.com, match.com and One & Only Network services, and ticketmaster.com's, 2b Technology's and ticketweb.com's online services to business customers and consumers. Our services have experienced system interruptions in the past and we believe that such interruptions will continue to occur from time to time in the future.


         Any substantial increase in traffic on our services will also require us to expand and adapt our network infrastructure. Our inability to add additional software and hardware to accommodate increased traffic on our services may cause unanticipated system disruptions and result in slower response times.


         In addition, our ticketmaster.com operations are substantially dependent upon services and infrastructure provided by Ticketmaster Corporation that enable ticketmaster.com to access information on ticket and merchandise inventory, events and consumers maintained by Ticketmaster Corporation. In addition, Ticketmaster Corporation has agreed to provide all order processing, payment processing and fulfillment services for tickets to live events and merchandise ordered through ticketmaster.com pursuant to the terms and subject to the limitations of our license agreement. Any discontinuation or disruption of these services by Ticketmaster Corporation would be disruptive to the ticketmaster.com business and would likely have a material adverse effect on our business, financial condition and results of operations.


         We use a custom-developed system for our ticketmaster.com ticketing operations and certain aspects of transaction processing. ticketmaster.com has experienced temporary system interruptions, which may continue to occur in the future from time to time. Any substantial increase in the volume of traffic on our online sites or the number of tickets purchased by consumers will require us to continue to expand and upgrade further ticketmaster.com technology, transaction- processing systems and network infrastructure.


         There can be no assurance that our ticketmaster.com service's transaction-processing systems and network infrastructure will be able to accommodate increases in traffic in the future, or that we will, in general, be able to accurately project the rate or timing of such increases or upgrade our systems and infrastructure to accommodate future traffic levels on our online sites. In addition, there can be no assurance that we will be able to effectively upgrade and expand our ticketmaster.com transaction-processing systems in a timely manner or to successfully integrate any newly developed or purchased components of its existing systems. Any inability to do so could have a material adverse effect on our business, financial condition and results of operations.

SECURITY BREACHES OF OUR NETWORK SYSTEMS WOULD SIGNIFICANTLY ADVERSELY AFFECT OUR BUSINESS.

         A fundamental requirement for online commerce and communications is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as consumers credit card numbers. In addition, we maintain an extensive confidential database of consumer profiles and transaction information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the methods used by us to protect consumer transaction and personal data contained in our database. If any such compromise of our security were to occur, it could have a material adverse effect on our reputation and on our business, operating results and financial condition. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by breaches.

         Concerns over the security of transactions conducted on the Internet and commercial online services and the privacy of users may also inhibit the growth of the Web and online services as a means of conducting commercial transactions. To the extent that our activities or those of third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers or other personal information, security breaches could expose us to a risk of loss or litigation and possible liability. In addition, we may suffer losses as a result of orders placed with fraudulent credit card data, even though the consumer's payment for such orders has been authorized by the associated financial institution. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions processed by us, no cardholder signature is obtained. There can be no assurance that we will not suffer significant losses as a result of fraudulent use of credit card data in the future, which could have a material adverse effect on our business, financial condition and results of operations.


OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO ADAPT TO THE RAPID TECHNOLOGICAL CHANGES THAT CHARACTERIZE THE INTERNET AND THE ONLINE COMMERCE INDUSTRY.

         The Internet and the online commerce industry are characterized by the following:


              -   rapid technological change;

              -   changes in user and customer requirements and preferences;

              - frequent new product and service introductions embodying new technologies; and

              - the emergence of new industry standards and practices that could render our existing online sites and proprietary technology and systems obsolete.

         The emerging nature of these products and services and their rapid evolution will require that we continually improve the performance, features and reliability of our online services, particularly in response to competitive offerings. Our success will depend, in part, upon our ability:


              -   to enhance our existing services;

              - to develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers; and

              - to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

         The development of online sites and other proprietary technology entails significant technical and business risks and requires substantial expenditures and lead time. There can be no assurance that we will successfully use new technologies effectively or adapt our online sites, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition could be materially adversely affected.


INFORMATION DISPLAYED ON OR ACCESSED FROM OUR WEB SITES MAY SUBJECT US TO LIABILITY.

         We may face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that appear on the citysearch.com, cityauction.com, match.com, One & Only Network, ticketmaster.com, museumtix.com or ticketweb.com sites or on sites operated by our partners. These claims have been brought, and sometimes successfully pressed, against online services. Although we intend to maintain our general liability insurance at current levels, our insurance may not cover claims of these types or may not be adequate to indemnify us for any liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of insurance coverage, could have a material adverse effect on our reputation and our business, financial conditions and results of operations.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM THIRD PARTY CHALLENGES OR IF WE ARE SUBJECT TO LITIGATION.

         We regard our copyrights, service marks, trademarks, trade dress, trade secrets, proprietary software and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with employees, customers, partners and others to protect our proprietary rights. We do not hold any patents. We pursue the registration of certain of our key trademarks and service marks in the United States and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available or sought by us in every country in which our products and services are made available online.


         We have licensed in the past, and expect to license in the future, certain proprietary rights, such as trademarks or copyrighted material, to third parties. In addition, we have licensed in the past, and expect that we may license in the future, certain content, including trademarks and copyrighted material, from third parties. While we attempt to ensure that the quality of our brands is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of our proprietary rights or reputation, which could have a material adverse effect on our business, financial condition and results of operations.


         There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our copyrights, trademarks, trade dress and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims, including patent infringement claims, against us.


         We license the trademark "CitySearch" from a third party, and there can be no assurance that we will be able to continue to license the trademark on terms acceptable to us.


         We license the trademark "Ticketmaster" and related trademarks from Ticketmaster Corporation pursuant to our license agreement with Ticketmaster Corporation. We may be subject to legal proceedings and claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us and our licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources which could result in a material adverse effect on our business, financial condition and results of operations. We are dependent upon Ticketmaster Corporation to maintain and assert its rights to the trademarks and defend infringement claims, if any.


IF WE FAIL TO COMPLY WITH THE LAWS AND REGULATIONS THAT GOVERN OUR SERVICES, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

         We are subject to regulations applicable to businesses generally and laws or regulations directly applicable to access to online commerce. Although there are currently few laws and regulations directly applicable to the Internet and commercial online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or commercial online services covering issues such as:

              -   user privacy;

              -   pricing;

              -   content;

              -   taxation;

              -   copyrights;

              -   distribution;

              -   antitrust; and

              -   characteristics and quality of products and services.

         Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or commercial online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a material adverse effect on our business, financial condition and results of operations. Moreover, the applicability to the Internet and commercial online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. For example, tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and commercial online services could have a material adverse effect on our business, financial condition and results of operations.


         As of April 21, 2000, we are subject to the Children's Online Privacy Protection Act of 1998 ("COPPA"). Pursuant to COPPA, a Web site operator must provide notice on its Web sites of the information it collects from children under the age of 13, how it uses that information and to whom it discloses that information. With certain exceptions, the operator must obtain verifiable parental consent for any collection, use or disclosure of personal information submitted online by children under the age of 13. We believe we are currently in, and intend to continue to remain in, compliance with COPPA. However, in the event we are found to have violated COPPA, we could be subject to penalties of up to $10,000 per violation.


         Our ticketmaster.com, 2b Technology and TicketWeb services are regulated by certain state and local regulations, including, but not limited to, a law in Georgia that establishes maximum convenience charges on tickets for certain sporting events. Other legislation that could affect the way our ticketmaster.com, 2b Technology and TicketWeb services do business, including bills that would regulate the amount of convenience charges and handling charges, are introduced from time to time in federal, state and local legislative bodies. We are unable to predict whether any such bills will be adopted and, if so, whether such legislation would have a material effect on our business, financial condition and results of operations.


WE MAY BE SUBJECT TO GOVERNMENTAL INVESTIGATIONS AND LITIGATIONS.

         From time to time, federal, state and local authorities have conducted investigations or inquiries with respect to Ticketmaster Corporation's compliance with antitrust, unfair business practice and other laws. In 1994, the Antitrust Division of the Department of Justice commenced an investigation, which was concluded in 1995 with no enforcement action being taken against Ticketmaster Corporation. Ticketmaster believes it has not taken any action which is improper. In addition, we are a party to various legal proceedings involving commercial disputes and intellectual property issues arising in the ordinary course of business. While the outcomes of these proceedings are uncertain, we do not currently expect that they will have a material adverse effect on our business, financial condition or results of operations.

         During 1994, Ticketmaster Corporation was named as a defendant in 16 federal class action lawsuits filed in United States District Courts purportedly on behalf of consumers who were alleged to have purchased tickets to various events through Ticketmaster Corporation. These lawsuits alleged that Ticketmaster Corporation's activities violated antitrust laws. On December 7, 1994, the Judicial Panel on Multidistrict Litigation transferred all of the lawsuits to the United States District Court for the Eastern District of Missouri for coordinated and consolidated pretrial proceedings. After an amended and consolidated complaint was filed by the plaintiffs, Ticketmaster Corporation filed a motion to dismiss and, on May 31, 1996, the District Court granted that motion, ruling that the plaintiffs had failed to state a claim upon which relief could be granted. On April 10, 1998, the United States Court of Appeals for the Eighth Circuit issued an opinion affirming the district court's ruling that the plaintiffs lack standing to pursue their claims for damages under the antitrust laws and held that the plaintiffs' status as indirect purchasers of Ticketmaster Corporation's services did not bar them from seeking equitable relief against Ticketmaster Corporation. Discovery on the plaintiffs' remanded claim for equitable relief is ongoing in the District Court and a trial date of July 17, 2000 has been set. On July 9, 1998, the plaintiffs filed a petition for writ of certiorari to the United States Supreme Court seeking review of the decision dismissing their damage claims. Plaintiff's petition for writ of certiorari in the United States Supreme Court was denied on January 19, 1999. The action is still pending.


         Ticketmaster Corporation has stated that the Court's affirmance of the decision prohibiting plaintiffs from obtaining monetary damages against Ticketmaster Corporation eliminates the substantial portion of plaintiffs' claims. With respect to injunctive relief, the Antitrust Division of the United States Department of Justice had previously investigated Ticketmaster Corporation for in excess of 15 months and closed its investigation with no suggestion of any form of injunctive relief or modification of the manner in which Ticketmaster Corporation does business.

         In March 1995, MovieFone, Inc. and The Teleticketing Company, L.P. filed a complaint against Ticketmaster Corporation in the United States District Court for the Southern District of New York. Plaintiffs allege that they are in the business of providing movie information and teleticketing services, and that they are parties to a contract with Pacer Cats Corporation, a wholly owned subsidiary of Wembley plc, to provide teleticketing services to movie theaters. Plaintiffs also allege that, together with Pacer Cats, they had planned to begin selling tickets to live entertainment events, and that Ticketmaster Corporation, by its conduct, frustrated and prevented plaintiffs' ability to do so. Plaintiffs further allege that Ticketmaster Corporation has interfered with and caused Pacer Cats to breach its contract with plaintiffs. The complaint asserts that Ticketmaster Corporation's actions violate Section 7 of the Clayton Act and Sections 1 and 2 of the Sherman Act, and that Ticketmaster Corporation tortiously interfered with contractual and prospective business relationships and seeks monetary and injunctive relief based on such allegations. Ticketmaster Corporation filed a motion to dismiss. The court heard oral argument on September 26, 1995. In March 1997, prior to the rendering of any decision by the Court on Ticketmaster Corporation's motion to dismiss, Ticketmaster Corporation received an amended complaint in which the plaintiffs assert essentially the same claims as in the prior complaint but have added a RICO claim and tort claims. Ticketmaster Corporation filed a motion to dismiss the amended complaint in April 1997, which is pending. Some of the claims in this litigation are similar to claims that were the subject of an arbitration award in which MovieFone was a claimant and Pacer Cats a respondent. Among other things, the award included damages from Pacer Cats to MovieFone of approximately $22.75 million before interest and an injunction against some entities, which may include affiliates of Ticketmaster Corporation, restricting or prohibiting their activity with respect to aspects of the movie teleticketing business for a specified period of time. Neither USAi, Ticketmaster Corporation, nor any entity owned or controlled by Ticketmaster Corporation, were parties to the arbitration. In May 1998, MovieFone filed a petition in New York state court to hold an entity affiliated with Ticketmaster Corporation in contempt of the injunction provision of the arbitration award on the grounds that such entity is a successor or assignee of, or otherwise acted in concert with, Pacer Cats. In November 1998, the court ruled that the Ticketmaster Corporation affiliate is bound by the arbitrators' findings that it is the successor to Pacer Cats and, as such, liable for breaches committed by Pacer Cats and subject to the terms of the arbitration award's injunction. The court further found that the Ticketmaster Corporation affiliate had violated the injunction and awarded MovieFone approximately
$1.38 million for losses it incurred as a result of such violations. The Ticketmaster Corporation affiliate filed a notice of appeal of the court's decision, including to seek reversal of the ruling regarding successor liability and violations of the injunction. The appeal was denied by order entered January 11, 2000. Further, on December 21, 1999, the court extended the injunction for six months.

         On July 22, 1999, a class action entitled ANTHONY MARTIN V. TICKETMASTER LLC; TICKETMASTER CORPORATION; TICKETMASTER GROUP, INC.; TIME CONSUMER SERVICE, INC. AND JOHN DOES 1-10 was filed in the United States District Court for the Northern District of Illinois. The plaintiff alleges that Ticketmaster Corporation engages in unlawful business practices in connection with offering "Entertainment Weekly" magazine to consumers. The complaint, which alleges that Ticketmaster's policies violate 39 U.S.C. 3009 (mailing of unordered merchandise) and Section 2 of the Illinois Consumer Fraud and Deceptive Business Practices Act, seeks restitution, damages, punitive damages and attorney's fees. The defendants filed an answer on September 16, 1999. Ticketmaster Corporation believes that these allegations have no merit.


         On or about December 17, 1999, a purported class action lawsuit entitled ADRIANA GARZA, ET AL. V. SOUTHWEST TICKETING, INC., D/B/A TICKETRON, TICKETMASTER AND RAINBOW TICKETMASTER, TICKETMASTER TEXAS MANAGEMENT, TICKETMASTER LLC, TICKETMASTER GROUP, INC., TICKETMASTER ONLINE-CITYSEARCH, INC. AND THE MAY DEPARTMENT STORES COMPANY, Case No. C-5714-99-B, was filed in state court in the District Court of Hidalgo County, Texas, 93rd Judicial District. The lawsuit challenges the cash discounts offered by Ticketmaster Corporation's outlets in Texas, and alleges that Defendants impose a surcharge on credit card users. On January 14, 2000, Defendants removed the case to a federal court, and filed an Answer on January 24, 2000 denying the allegations. Plaintiff filed a motion to remand to state court, to which Defendants filed a response on February 18, 2000. On March 8, 2000, the federal court granted the Plaintiff's motion to remand the case to state court. Plaintiff filed a motion for partial summary judgment on March 24, 2000 and, on May 1, 2000, Defendants filed a cross-motion for summary judgment. Ticketmaster Online-City Search, Inc. contends in the cross-motion for summary judgment that, in addition to the fact that the cash discounts offered at outlets are legal, it has no liability because it was not involved in the sale of tickets to the Plaintiff and, further, that it does not sell any tickets for which cash discounts are available. There is no hearing date yet for the motions for summary judgment. On April 3, 2000, Plaintiff amended her petition. The amended petition includes allegations by Plaintiff of her desire to represent a class of plaintiffs from the State of Texas, Oklahoma, Kansas, New York, Florida, Connecticut, Maine, Massachusetts and Colorado. In addition, Plaintiff also stated her desire for the proposed class to include not only credit card purchasers of tickets at outlets but also credit card purchasers of tickets over the telephone and the Internet. Plaintiff filed her Motion for Class Certification on April 11, 2000. Hearing is not yet scheduled on this motion. Ticketmaster Online-City Search, Inc. intends to vigorously defend this action.


         On July 23, 1999, Ticketmaster Corporation and Ticketmaster Online-CitySearch, Inc. (collectively, "Ticketmaster"), filed a Complaint for Damages and Injunctive Relief against Tickets.com, Inc. ("Tickets.com"), entitled TICKETMASTER CORPORATION AND TICKETMASTER ONLINE-CITYSEARCH, INC. V. TICKETS.COM, INC., Case No. 99-07654 HLH, in the United States District Court, Central District of California. Ticketmaster claims that Tickets.com violates Ticketmaster's legal and contractual rights by, among other things, (i) providing deep-links to Ticketmaster's internal web pages without Ticketmaster's consent, (ii) systematically, deceptively and intentionally accessing Ticketmaster's computers and computer systems and copying verbatim Ticketmaster event pages daily and extracting and reprinting Ticketmaster's Uniform Resource Locators ("URLs") and event data and information in complete form on Tickets.com's web site and (iii) providing false and misleading information about Ticketmaster, the availability of tickets on the Ticketmaster Web Site, and the relationship between Ticketmaster and Tickets.com. On January 7, 2000, Ticketmaster filed a First Amended Complaint. Tickets.com filed a motion to dismiss Ticketmaster's First Amended Complaint on or about February 23, 2000, claiming that Tickets.com did not violate the Copyright Act or Lanham Act and that Ticketmaster's state law claims were preempted and/or did not state a valid claim for relief. The Court denied Tickets.com's motion as to Ticketmaster's claims for copyright infringement, violations of the Lanham Act, state law unfair competition and interference with prospective economic advantage. The Court granted Tickets.com's motion, but gave Ticketmaster leave to amend, as to

Ticketmaster's claims for breach of contract, trespass, unjust enrichment and misappropriation. Ticketmaster filed a Second Amended Complaint on April 21, 2000.


         On March 3, 2000, Ticketmaster filed a motion for preliminary injunction, requesting the Court to enjoin Tickets.com from, among other things, deep-linking to Ticketmaster's internal web pages, accessing Ticketmaster's computers and computer systems and copying Ticketmaster's event pages, and providing misleading and false information about Ticketmaster, the availability of tickets on the Ticketmaster Web Site and the relationship between Ticketmaster and Tickets.com. The hearing date on Ticketmaster's motion for preliminary injunction currently is scheduled for July 10, 2000. On May 30, 2000, Tickets.com filed its Answer to Ticketmaster's Second Amended Complaint and Counterclaims against Ticketmaster Corporation and Ticketmaster Online-CitySearch, Inc. Tickets.com alleges claims for relief against Ticketmaster for violations of the Sherman Act, sections 1 and 2, violations of California's Cartwright Act, violations of California's Business and Professions Code section 17200, violations of common law restraint of trade and unfair competition and business practices, interference with contract and declaratory relief. Tickets.com claims that Ticketmaster Corporation's exclusive agreements with Ticketmaster Online-CitySearch, Inc., venues, promoters and other third parties injure competition, violate antitrust laws, constitute unfair competition and interfere with Tickets.com's prospective economic advantages. Ticketmaster's responsive pleading currently is due on July 19, 2000. Ticketmaster intends to vigorously defend this litigation. There can be no assurance that we or Ticketmaster Corporation or our affiliates will not become the subject of future governmental investigations or inquiries or be named as a defendant in claims alleging violations of federal or state antitrust laws or any other laws. Any adverse outcome in such litigation, investigation or proceeding against us or Ticketmaster Corporation or our affiliates could limit or prevent ticketmaster.com from engaging in its online ticketing business or subject us to potential damage assessments, all of which could have a material adverse effect on our business, financial condition or results of operations. Regardless of its merit, source or outcome, any such litigation, investigation or proceeding would at a minimum be costly and could divert the efforts of our management and other personnel from productive tasks, which could have a material adverse effect on our business, financial condition or results of operations.


ANY ACQUISITIONS THAT WE UNDERTAKE COULD BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE AND ADVERSELY AFFECT OUR OPERATING RESULTS.

         As part of our business strategy, we intend to make acquisitions of or significant investments in, complementary companies, products or technologies. For example, we recently completed our acquisitions of cityauction.com, match.com, One & Only Network, the Sidewalk assets, 2b Technology and TicketWeb. In addition, we made investments in foodline.com, an online restaurant reservation company, FairMarket, Inc., an online auction company, and ActiveUSA.com, an online participatory sports reservation and registration company. These acquisitions and investments and any future acquisitions and investments are and will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:


              - the difficulty of assimilating the operations and personnel of the acquired companies;

              -   the potential disruption of our ongoing business;

              - the diversion of resources from our existing businesses, sites and technologies;

              - the inability of management to maximize our financial and strategic position through the successful incorporation of the acquired technology into our products and services;

              - additional expense associated with amortization of acquired intangible assets;

              - the maintenance of uniform standards, controls, procedures and policies; and

              - the impairment of relationships with employees and customers as a result of any integration of new management personnel.

         There can be no assurance that we would be successful in overcoming these risks or any other problems encountered with such acquisitions. Our inability to overcome such risks could dilute our stockholder value and materially adversely affect our operating results.


OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE DO NOT MAINTAIN THE VALUE OF OUR DOMAIN NAMES.

         We currently hold and license various Web domain names relating to our brand, including the "citysearch.com", "cityauction.com", "match.com", "ticketmaster.com", "sidewalk.com", "museumtix.com" and "ticketweb.com" domain names. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, there can be no assurance that we will be able to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We, therefore, may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. Any such inability could have a material adverse effect on our business, financial condition and results of operations.


WE ARE SUBJECT TO ANTI-TAKEOVER PROVISIONS THAT MAY AFFECT THE PRICE OF OUR
STOCK.

         Our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and the Section 203 of the Delaware General Corporation Law contain provisions that may render more difficult, or have the effect of discouraging, unsolicited takeover bids from third parties or the removal of our incumbent management. These provisions include the right of the holders of the Class A Common Stock to 15 votes per share, versus one vote per share for the holders of Class B Common Stock and provide that the stockholders may not call special meetings. In addition, our Amended and Restated Certificate of Incorporation authorizes the Board of Directors to issue, without stockholder approval, 2,000,000 shares of preferred stock, par value $.01 per share, with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of our Common Stock. Although we have no current plans to issue any shares of Preferred Stock, the issuance of Preferred Stock or rights to purchase Preferred Stock could render more difficult, or have the effect of discouraging, unsolicited takeover bids from third parties or the removal of incumbent management, or otherwise adversely affect the market price for the Class B Common Stock. Although such provisions do not have a substantial practical significance to investors while USAi, through its ownership of Class A Common Stock, is in a position to effectively control all matters affecting us, such provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices should USAi no longer be in such control.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intend," "potential," or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined under "Risk Factors" and elsewhere in this prospectus.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of our Class B Common Stock by the selling stockholders pursuant to this prospectus.


                              SELLING STOCKHOLDERS


         The following table sets forth certain information regarding the selling stockholders as of June 27, 2000:





-------------------------------------------------------------------------------------------------------------------
                                  SHARES BENEFICIALLY OWNED    NUMBER OF SHARES OFFERED   SHARES BENEFICIALLY OWNED
      SELLING STOCKHOLDER             PRIOR TO OFFERING                                        AFTER OFFERING
-------------------------------------------------------------------------------------------------------------------
Richard Tyler (1)                          697,173                      697,173                      -

-------------------------------------------------------------------------------------------------------------------
Andrew Dreskin (2)                         359,150                      359,150                      -

-------------------------------------------------------------------------------------------------------------------
African Media Entertainment
     Limited (3)                           358,446                      358,446                      -

-------------------------------------------------------------------------------------------------------------------
Edge Net Fund LLC (4)                      113,123                      113,123                      -

-------------------------------------------------------------------------------------------------------------------
Bottom of the Hill Limited                  1,100*                        1,100                      -
Partnership (5)

-------------------------------------------------------------------------------------------------------------------
Andrew Rasiej                                423*                          423                       -

-------------------------------------------------------------------------------------------------------------------
Cocktail Blue LLC (6)                       2,201*                        2,201                      -

-------------------------------------------------------------------------------------------------------------------
Doug Kaufmann (7)                           2,934*                        2,934                      -

-------------------------------------------------------------------------------------------------------------------
Jesse Morreale (7)                          2,934*                        2,934                      -

-------------------------------------------------------------------------------------------------------------------
Chris Swank (7)                             2,934*                        2,934                      -

-------------------------------------------------------------------------------------------------------------------
MCP Promotions Limited (8)                  6,229*                        6,229                      -

-------------------------------------------------------------------------------------------------------------------
Bravo Entertainment, LLP (9)                7,702*                        7,702                      -

-------------------------------------------------------------------------------------------------------------------
Thomas Beck                                 3,889                         3,889                      -

-------------------------------------------------------------------------------------------------------------------
Mark A. Beer                                1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
David B. Benedict                           3,889                         3,889                      -

-------------------------------------------------------------------------------------------------------------------
Michael D. Bennis                           1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Glenn Bergoffen                             3,111                         3,111                      -
Leah Bergoffen

-------------------------------------------------------------------------------------------------------------------
John D. Bertuzzi                            3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Lloyd C. Blankfein                         24,888                        24,888                      -

-------------------------------------------------------------------------------------------------------------------
Richard J.F. Bronks                        12,444                        12,444                      -

-------------------------------------------------------------------------------------------------------------------
Chris Carrera                               6,222                         6,222                      -

-------------------------------------------------------------------------------------------------------------------
Chrystie Street Co., LLP                    3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Gary D. Cohn                               31,110                        31,110                      -

-------------------------------------------------------------------------------------------------------------------
Edith W. Cooper                             1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
R. George Cranmer                          12,444                        12,444                      -

-------------------------------------------------------------------------------------------------------------------
Richard J. Cranmer                          6,222                         6,222                      -

-------------------------------------------------------------------------------------------------------------------
Edwin Smith Crooks                          1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Ralph P. Davidson                           3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
William D. Davis                            3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Oral Dawe                                   1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Michael Dritz                               6,222                         6,222                      -

-------------------------------------------------------------------------------------------------------------------
Isabelle Ealet                              6,222                         6,222                      -

-------------------------------------------------------------------------------------------------------------------
The Easterfield Trust                       6,222                         6,222                      -

-------------------------------------------------------------------------------------------------------------------
John A. Edwards, Jr.                        6,222                         6,222                      -

-------------------------------------------------------------------------------------------------------------------
Ernest R. Esakoflos Ins. Trust              3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
B.J. Fabric                                   778                           778                      -

-------------------------------------------------------------------------------------------------------------------
Alfred Feldman                              3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Barbara Frinsch                             1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Peter Gerhard                               6,222                         6,222                      -

-------------------------------------------------------------------------------------------------------------------
Irwin Goldberg                              1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
J. Michael Gottesman                        1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
J. Michael Gottesman Pension Plan
and Trust                                   1,556                         1,556                      -

-------------------------------------------------------------------------------------------------------------------
Mark Greenberg                              3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Harold Greisman                             1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
George Haulon                               6,222                         6,222                      -

-------------------------------------------------------------------------------------------------------------------
Roger J. Hechstin                           1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Glenn P. Hofferber                          1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
John Iglehart                               3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Thomas Iguizio                                778                           778                      -

-------------------------------------------------------------------------------------------------------------------
William Jiler                               1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Philip L. Kalker                            1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Michell Kirschner                           3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Anne C. Kolker                              4,666                         4,666                      -

-------------------------------------------------------------------------------------------------------------------
Curtis S. Lane                              3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Arthur Langel                               3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Pierre F. Lapeyre, Jr.                      3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Shen Hong Ho Lee                            3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
David M. Leuschen                           4,666                         4,666                      -

-------------------------------------------------------------------------------------------------------------------
William Lyga                                1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Michael S. Marchisi                         3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
John William McMahon                        6,222                         6,222                      -

-------------------------------------------------------------------------------------------------------------------
Wilma Morse                                 1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Paul Oscher                                 1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Joseph N. Palma, Inc.                       1,555                         1,555                      -
Defined Benefit Plan

-------------------------------------------------------------------------------------------------------------------
Louis Parascondola                          3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
James Pearson                               1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Harry Pierandri                             1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Edward A. Reiss, Inc                        1,555                         1,555                      -
Defined Benefit Pension
Plan

-------------------------------------------------------------------------------------------------------------------
Jeffrey A. Resnick                          3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Kenneth Riso                                1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Ivan Gallegos Rivas                         1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
George Rosenfeld                            1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Lee A. Rubenstein                           3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Richard Ruzicka                             4,666                         4,666                      -

-------------------------------------------------------------------------------------------------------------------
Paul H. Ryan                               12,444                        12,444                      -

-------------------------------------------------------------------------------------------------------------------
Stephen Scala                               4,666                         4,666                      -
Donna Scala

-------------------------------------------------------------------------------------------------------------------
John Sfondrini                              3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Everett A. Sheslow                         1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Armin Silbersmith                           1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Douglas Smith                               3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Richard H. Suger                           6,222                         6,222                      -

-------------------------------------------------------------------------------------------------------------------
Trade Consultants Pension Plan             1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Charles P. Tuke                             3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Gary I. Wadler                              3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Martin J. Weinberg                          3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Elisha Wiesel                               3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Richard H. Winn                             3,111                         3,111                      -

-------------------------------------------------------------------------------------------------------------------
Samuel W. Winn                              1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------
Stern, Keiser, Panken &                     3,111                         3,111                      -
Wohl Profit-Sharing Plan

-------------------------------------------------------------------------------------------------------------------
Linda Yarden                                1,555                         1,555                      -
Chris Smith

-------------------------------------------------------------------------------------------------------------------
William B. Young                            1,555                         1,555                      -

-------------------------------------------------------------------------------------------------------------------


* Designates shares of our Class B Common Stock issuable upon exercise of warrants. The warrants were originally issued by TicketWeb and assumed by us in connection with our acquisition of TicketWeb in May 2000.

         (1) Mr. Richard Tyler currently serves as a consultant to TicketWeb pursuant to a consulting agreement with TicketWeb and us. Pursuant to a lock-up arrangement, the 697,173 shares of our Class B Common Stock beneficially owned by Mr. Tyler include 289,040 shares which may not be sold by Mr. Tyler until November 26, 2000 and 192,219 shares which may not be sold by Mr. Tyler until May 26, 2001.


         (2) Mr. Andrew Dreskin currently serves as President and Chief Executive Officer of TicketWeb pursuant to an employment agreement with TicketWeb and us. Pursuant to a lock-up arrangement, the 359,150 shares of our Class B Common Stock beneficially owned by Mr.

                  Dreskin include 148,899 shares which may not be sold by Mr. Dreskin until November 26, 2000 and 99,022 shares which may not be sold by Mr. Dreskin until May 26, 2001.


         (3) Pursuant to a lock-up arrangement, the 358,446 shares of our Class B Common Stock beneficially owned by African Media Entertainment Limited include 77,173 shares which may not be sold by African Media Entertainment Limited until May 26, 2001.



         (4) Pursuant to a lock-up arrangement, the 113,123 shares of our Class B Common Stock beneficially owned by Edge Net Fund LLC include 21,780 shares which may not be sold by Edge Net Fund LLC until November 26, 2000 and 91,331 shares which may not be sold by Edge Net Fund LLC until May 26, 2001.



         (5) Pursuant to an agreement between TicketWeb and Bottom of the Hill Limited Partnership, TicketWeb has the right to act as a non-exclusive agent for the sale of tickets to Bottom of the Hill's events.


         (6) Pursuant to an agreement between TicketWeb and Cocktail Blue LLC, TicketWeb has the right to act as a non-exclusive agent for the sale of tickets to Cocktail Blue's events.


         (7) Messrs. Kaufmann, Morreale and Swank are principals of Nobody In Particular Presents (NIPP). Pursuant to an agreement between TicketWeb and NIPP, TicketWeb is the exclusive ticket seller for certain events promoted by NIPP.


         (8) Pursuant to an agreement among TicketWeb, TicketWeb (UK) Limited, a wholly-owned subsidiary of TicketWeb, and MCP Promotions Limited, TicketWeb (UK) Limited is the preferred ticket agent for all of the events promoted by MCP.


         (9) Pursuant to an agreement between TicketWeb and Bravo Entertainment, LLP, TicketWeb is the exclusive ticket seller for certain events promoted by Bravo.



         The shares described above were originally issued by us in connection with our acquisition of TicketWeb Inc. or will be issued upon the exercise of warrants which we assumed in connection with such acquisition. Our acquisition of TicketWeb is described more fully under "Prospectus Summary-Recent Developments." The shares were issued pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The shares are being registered by us pursuant to the Agreement and Plan of Merger, dated May 26, 2000, by and among us, TMCS Merger Sub, Inc., a wholly-owned subsidiary of ours, and TicketWeb Inc. Pursuant to the Agreement and Plan of Merger and Stockholder Support Agreements by and among us, TMCS Merger Sub, TicketWeb and each of Richard Tyler, Andrew Dreskin, African Media Entertainment Limited and Edge Net Fund LLC, an aggregate of 459,744 of the shares issued by us to Richard Tyler, Andrew Dreskin, African Media Entertainment Limited and Edge Net Fund LLC may not be transferred until November 26, 2000 and an aggregate of 459,744 of the shares issued by us to Richard Tyler, Andrew Dreskin, African Media Entertainment Limited and Edge Net Fund LLC may not be transferred until May 26, 2001. The number of shares subject to such restrictions will be adjusted as described more fully under "Prospectus Summary - Recent Developments."

                              PLAN OF DISTRIBUTION


         The selling stockholders (and their respective donees, distributees, pledgees and personal representatives) may, from time to time, offer for sale and sell or distribute the shares of our Class B Common Stock offered hereby in transactions executed on the Nasdaq National Market, in negotiated transactions, private sales or through other means. The selling stockholders under some circumstances might be deemed underwriters under the Securities Act. Sales may be effected at market prices prevailing at the time of sale or at such other prices as may be negotiated by the selling stockholders. The shares may be sold by one or more of the following, in each case subject to applicable lock-up arrangements: (a) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) a purchase by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (e)in ordinary brokerage transactions in which the broker solicits purchasers or executes unsolicited orders, or transactions in which the broker may acquire the shares as principal and resell the shares into the public market in any manner permitted by the selling shareholders under this prospectus; (f) in connection with the pledge of shares registered hereunder to a broker/dealer or other pledgee to secure debts or other obligations, and the sale of the shares so pledged upon a default; and (g) through the writing or settlement of non-traded and exchange-traded put or call option contracts, and by means of the establishment or settlement of other hedging transactions including forward sale transactions. In addition, the selling shareholders may loan their shares to broker/dealers who are counterparties to hedging transactions and such broker/dealer may sell the shares so borrowed into the public market, subject to applicable lock-up arrangements. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.





         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders in amounts to be negotiated in connection with the sale of shares. Such broker-dealers or agents and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers.


         The selling stockholders will be responsible for any fees, disbursements and expenses of any counsel for the selling stockholders. We will be responsible for all other expenses incurred in connection with the registration of the shares offered hereby, including SEC registration fees, printer's and accounting fees, and the fees, disbursements and expenses of our counsel. Commissions and discounts, if any, attributable to the sales of the shares offered hereby will be borne by the selling stockholders. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.


         We have undertaken to keep a registration statement of which this prospectus constitutes a part effective until the earlier of (a) the date on which all of the shares offered hereby have been sold by the holders thereof or
(b) the date on which all of the shares offered hereby may be sold pursuant to Rule 144, without regard to volume limitations. After such period, if we choose not to maintain the effectiveness of the registration statement of which this prospectus constitutes a part, the shares offered hereby may not be sold, pledged, transferred or assigned, except in a transaction which is exempt under the provisions of the Securities Act or pursuant to an effective registration statement thereunder.

                                  LEGAL MATTERS

         The validity of our Class B Common Stock to be offered in this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California.


                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC at:


       -      Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549;


       -      7 World Trade Center, Suite 1300, New York, New York 10048; and


       - Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661.


You may also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You should call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding companies and other persons that file electronically with the SEC. The SEC's Internet web site address is http:\\www.sec.gov. You may inspect reports and other information that we file at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.


         We have filed a registration statement and related exhibits with the SEC under the Securities Act. The registration statement, which includes this prospectus, contains additional information about our company and the shares to be sold by the selling stockholders. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.


                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC:


         -    Annual Report on Form 10-K for the year ended December 31, 1999;


         -    Quarterly Report on Form 10-Q for the quarter ended March 31,
              2000;


         -    Current Report on Form 8-K filed January 28, 2000;


         -    Current Report on Form 8-K filed April 20, 2000;


         -    Current Report on Form 8-K filed June 2, 2000; and

         - The description of our Class B Common Stock contained in our Registration Statement on Form 8-A (File No. 000-25041) filed on November 6, 1998, pursuant to Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

         We are also incorporating by reference additional documents that we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of the prospectus and the termination of the offering of the shares offered hereby. You may request a copy of these filings at no cost, by writing or telephoning us at the following address and phone number:

                      Ticketmaster Online-CitySearch, Inc.
                          Attn: Chief Financial Officer
                      790 E. Colorado Boulevard, Suite 200
                           Pasadena, California 91101
                            Telephone: (626) 405-0050

         You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.






                                1,865,434 SHARES


                      TICKETMASTER ONLINE-CITYSEARCH, INC.


                              CLASS B COMMON STOCK
                                ----------------